

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

<u>Via Facsimile</u>
Mr. Longwen Lin
President and Chief Executive Officer
SGB International Holdings, Inc.
Jinhuai Middle Street
Hong Hua Yuan Block 1 Unit 907
Fengze District, Quanzhou City, Fujian Province
PRC China 362300

> **Re: SGB International Holdings, Inc.**
> **Form 8-K**
> **Filed May 12, 2011**
> **File No. 0-53490**

Dear Mr. Lin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your response letter, please provide us with a company telephone number where we may contact you.

2. Please revise all narrative disclosure of currency amounts to present in U.S. dollars, not RMB, or in addition to RMB.

3. You disclose in your explanatory note on page 3 that you have a foreign private issuer but voluntarily file your SEC reports on domestic forms. Disclose why you have chosen to voluntarily provide the disclosure required by a domestic issuer. Disclose how you intend to comply with your periodic reporting requirements going forward (i.e., as a domestic issuer or a foreign private issuer). If you intend to comply as a domestic issuer,

clarify that you may not be required to do so in the future and thus could instead comply with the requirements applicable to foreign private issuers. Disclose the differences in the disclosure requirements, the types of forms used.

Reverse Acquisition of Dragon International Resources Group Co., Limited, page 6

4. Disclose any material relationships that existed between and among the company, your former principal stockholders, and the stockholders of Dragon International prior to the time of the reverse acquisition. Refer to Item 2.01(c) and (d) of Form 8-K. Revise your disclosure to explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Identify any promoters as required by Item 404(c) of Regulation S-K.

Corporate Structure, page 7

5. Please discuss the role of your Hong Kong subsidiary, Dragon International Resources Group Co., Limited, in your organization, including with respect to your business operations, tax treatment and addressing PRC regulations.

6. Clarify whether Yongding Shangzhai Coal Mine Co., Ltd. is a wholly foreign-owned enterprise. Include discussion of the laws and regulations associated with wholly foreign-owned enterprises in the PRC. Your revised disclosure should also include appropriate risk factor disclosure discussing the relevant PRC law that requires that any dividends paid by PRC subsidiaries, which are wholly foreign-owned enterprises, come from their accumulated profits, if any, after the subsidiaries have made allowances to fund statutory reserves. We note that a PRC subsidiary is required to allocate at least 10% of its annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company's registered capital. Please disclose your registered capital and include whether the allocations the Company has made to such fund to date complies with the applicable PRC laws and regulations. To the extent the Company has not complied with these requirements, please quantify any fines or penalties the Company may be subject to as a result of non-compliance.

Our Business, page 7

7. Expand your disclosure to address the other aspects of your business referenced on your company website (www.sgbintl.com) including your partnership with Shenzhen Zhongcui Network Technologies and your work on the "mediate project."

8. Please provide a table showing the annual production for each of your mines and your weighted average price received for your coal for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

9. Reserves must have legal, economic and technical feasibility at the time of reserve determination. Common problems in reserve calculations involve including coal as reserves under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining. Also non-recoverable coal, such as in the roof and in barrier pillars, has been included in reserves. Please ensure that your reporting takes all legal, economic and technical factors into account. For further details about our general concern, consult a general letter to coal operators found on our website at http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm.

10. Please provide a table, disclosing the proven and probable reserves separately as defined in Industry Guide 7 and include the following:

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

- Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the average Btu or heat content per pound and average sulfur content. Do not report Btu or heat content as "dry," but include natural moisture in the calculation.

- If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves. In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."

- Provide totals to the tables where appropriate

Please note: By "assigned" and "unassigned," we mean the following: Assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others. Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property. The primary reason for this distinction is to inform investors, which coal reserves will require substantial capital investments before production can begin.

11. We note your statement on page eight that the Shangzhai coal property has "sufficient surface rights" for current and anticipated mining operations. However we note the statements throughout your Form 8-K that you require an expanded mining permit and that your current activities exceed the scope of your existing mining permit. Please revise your disclosure to clarify how these surface rights are distinct from the rights conveyed in your existing mining permit.

12. We note your statement on page eight that you have not "conducted any drilling or other exploration on this property." We also note your statement on page 10 that you have performed mine development in the North area and prepared working places for extending the permitted production capacity. Please explain whether these statements are inconsistent.

Coal Reserve, page 9

13. Please update the Summary of Underground Coal Reserves table to reflect December 31, 2010 information.

Our Mining Operations, page 9

14. We note your disclosure on pages 10 and 29 that the mine life is approximately 15 years at a production rate of 90,000 t/a. However, in 2009 the mine produced more than 200,000 tons and your disclosure on page six states that the "current" production is 150,000 tons per year, so please revise your disclosure to provide the mine life under current production rates.

15. We note your statement on page 10 that portions of the mine development are outside the scope of your current permit and authorities may order the mine be closed or limited at any time. Please prominently disclose the fact that your current activities exceed the scope of your permit and expand your analysis to indicate all of the actions you are taking to address this risk. Your revised disclosure should include management's assessment of the likelihood that your operations will be closed or limited as a result of your current non-compliance.

16. We note your disclosure in Note 6 to the financial statements that as of December 15, 2010, the annual mine capacity "has been approved to increase to 300K tons by Yongding Coal Industry Ministry." Please expand your disclosure in this section to explain the nature of this approval and indicate how it relates to the expanded mining permit you have applied for.

Growth Strategy, page 10

17. Please expand your disclosure to explain how you intend to upgrade your coal resources into the coal reserves. Revise your disclosure in this section as well in your Management's Discussion and Analysis to address the costs associated with such actions. Your revised disclosure should also address the costs associated with conducting feasibility studies to increase your coal reserves.

Permits and Other Regulatory Requirements, page 10

18. We note your statement on page 11 that your application for the renewal of the mining permit to expand the area and increase capacity is "expected to be approved soon." Please clearly disclose when you submitted this application, the agency to whom you submitted it, any progress and when you anticipate it will be approved. In addition, disclose the basis for management's belief regarding the timing of the anticipated approval. Disclose whether there are any minimum expenditures or other commitments required to obtain this permit. Your revised disclosure should also indicate when management expects that the Environmental Impact Assessment for the Shangzhai coal mine will be approved.

Safety risk deposit, page 11

19. Please expand your disclosure to indicate whether you have received any written assurances regarding the absence of regulations requiring you to pay an increased safety risk deposit now that your capacity has increased. Disclose the fines or other penalties that you may owe as a result of any failure to properly pay your safety risk deposit.

Environmental, Health and Safety Approvals, page 12

20. We note that you disclose that certain environmental, health, and safety approvals were not in place which could result in fines. Provide more disclosures about the fines and when you intend to apply for the approvals. Further tell us your consideration of ASC 450 in regards to the fines.

21. Please quantify the fines you may be assessed as a result of the risks identified by Environmental Resources Management Shanghai Limited's review of your mine. Expand your disclosure to address whether any of the risks identified in such report may result in the shut-down of your operations.

22. Please disclose when you intend to apply for each of the environmental, health and safety approvals identified on page 12. Your disclosure should indicate the timing and costs associated with obtaining each of these permits, licenses or approvals.

23. Tell us how you considered ASC 410 in regards to possible environmental concerns. Tell us how you are accounting for the environmental recovery agreement disclosed in Note 13 on page F-20. Further tell us how you have considered ASC 410 in regards to the Law of Land Rehabilitation Regulations and the Law on Prevention and Control of Water Pollution.

Our Customers, page 12

24. The disclosures for your top five customers disclosed on page 12 are not in agreement with the disclosure in Note 2 on page F-9. Please revise your disclosures accordingly to reflect the accurate information.

25. We note your statement that you have established "long-term business relationships" with your major customers. To provide context for your disclosure, please expand your disclosure to address how many of your top five customers in 2010 were also significant customers in 2009.

Product Pricing, page 13

26. We note your statement that you are not required to abide by the government pricing guidelines because your customers are not power plant buyers. Please clarify whether you would be subject to these guidelines if your customers sell your coal to power plants.

Competition, page 13

27. Please expand your disclosure regarding the conversation you had with an officer of the Yongding County Coal Industry Management Bureau regarding whether your mine will be closed, merged or limited by the end of 2010. Explain the authority such individual has with respect to the implementation of the Circular on Assigning the Plan for Closing Small Scale Coal Mines in the Last Three Years of the 'Eleventh Five Year' Period." Indicate whether, to your knowledge, other coal mines have been or are in the process of being closed, merged or limited pursuant to this Circular.

Regulatory Overview, page 14

28. With respect to each regulation addressed in this section please clearly state how the regulation impacts your business and indicate whether you are currently in compliance with the regulation. If you are not currently in compliance with the regulation, to the extent you have not already done so, include risk factor disclosure about the risks associated with each such non-compliance. In addition, describe in detail the process you must undertake to receive the requisite approvals or licenses, including the name of any PRC authority involved. Your disclosure should also address the costs associated with obtaining such approvals and licenses. Your disclosure should address the following:

    - We note your disclosure on page 16 that the PRC Government any close any facility that fails to comply with orders requiring it to cease or cure operations causing environmental damage. Please indicate whether you have been notified of any environmental damage.

- We also note your statement that all "environmental protection facilities" must be inspected and certified by relevant governmental authorities. Please clarify whether you qualify as an environmental protection facility and, if not, clarify the purpose of this disclosure.

- Clarify whether you have a mining right permit, work safety permit, coal production permit or business license and a mine manager qualification and safety qualification certificates, as detailed on page 20.

These are just examples. Please revise your disclosure accordingly.

29. Please disclose whether the reverse acquisition transaction with the shareholders of Dragon International resources Group Co., Limited complied with the Mineral Resources Law. Please also address whether the transaction is subject to any restrictions by the Ministry of Commerce of China or the State Administration for Industry and Commerce of China.

Mineral Resources Laws and Regulations, page 18

30. Revise your disclosures to state if you are complying with the requirements to file annual reports with the relevant administrative authorities.

Special Regulation by the State Council on Shutting Down Small Coal Mines, page 20

31. We note your disclosure that the State Council, through this legislation, intends to shut down coal mines without proper licenses or permits. Please expand your disclosure here and in your risk factors to address the fact that you are conducting operations outside the scope of your permit and disclose whether you have received any indication that the State Council will take action with respect to this unauthorized operation.

Employees, page 20

32. Please expand the disclosure regarding your relationship with the third party subcontractor who is responsible for your 612 miners. Your expanded disclosure should discuss the scope of your responsibilities for industry-related accidents and address your disclosure on page 24 that you do not have insurance for industry-related accidents.

Risk Factors, page 21

33. Please include a risk factor regarding the risk that your mine may be closed, merged or limited pursuant to the Circular on Assigning the Plan for Closing Small Scale Coal Mines in the Last Three Years of the 'Eleventh Five Year' Period." Please expand your analysis of whether this circular will be applied to you either as a result of the size of your mine or your on-going operations outside the scope of your permit. You indicate

that it is possible that government directed consolidation in your sector may affect your ability to secure future environmental approvals. Please expand your analysis to explain this statement and indicate whether you have received any indication that larger companies are interested in merging with you.

34. Please add a risk factor which discusses PRC regulation of loans and direct investment by offshore holding companies to PRC entities and how such regulation may delay or prevent you from providing capital to your PRC subsidiary. Specifically address the impact of Safe Circular 142

35. Please include a risk factor addressing the risks associated with the fact that 81% of your outstanding common shares are owned by your President and Chief Executive Officer.

36. Please include a risk factor addressing your lack of independent directors.

37. Please include a risk factor addressing, to the extent true, the risk that your management has no experience managing or operating a public company.

38. Please include a risk factor addressing the risk that you do not have contracts with any of your customers and therefore such individuals do not have any minimum purchase requirements.

"If we are not able to obtain a permit to expand the mining area and increase production capacity…" page 23

39. Revise your risk factor to quantify the portion of the mine development that is outside your current permit and disclose the time you anticipate it will take to obtain the expanded permit. Disclose how much coal the mine produced in 2010 and clarify whether it continues to operate outside the boundaries of the valid mining permit.

"We may be required to allocate additional funds for land subsidence…" page 24

40. To provide context for your risk factor, disclose any amounts you have previously been required to pay for land subsidence, restoration, rehabilitation or environmental protection of the land.

"Our ability to operate our company effectively could be impaired if we lose key personnel or fail to attract qualified personnel," page 25

41. Revise your disclosure to identify the unnamed key personnel that your success depends upon.

<u>"If we fail to maintain an effective system of internal controls…," page 27</u>

42. We note your statement that you anticipate incurring "considerable costs" to comply with Sarbanes-Oxley Act. Please quantify those costs here and in your MD&A.

43. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:
    - If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
    - If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

44. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
    - What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    - What relevant education and ongoing training he or she has relating to U.S. GAAP;
    - The nature of his or her contractual or other relationship to you;
    - Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    - About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

45. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
    - The name and address of the accounting firm or organization;
    - The qualifications of their employees who perform the services for your company;
    - How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    - How many hours they spent last year performing these services for you; and
    - The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection

with the evaluation of internal control over financial reporting for the most recent fiscal year end.

46. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
    - Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    - how many hours they spent last year performing these services for you; and
    - The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

"We may be unable to enforce our rights due to policies regarding the regulation of foreign investments in China," page 27

47. We note your statement that there can be "no assurance the Company will be able to enforce any legal rights it may have under its contracts or otherwise." Please expand this risk factor to specify each of the contracts you are referencing. Your revised disclosure should more clearly explain the nature of this risk and how it is applicable to your business.

48. Expand your risk factor to specifically identify the existing laws and regulations applicable to foreign investment enterprises (FIEs) and, if applicable, wholly foreign owned entities. With respect to each regulation, please clearly state how such regulation impacts your business.

49. Disclose whether you and your officers, directors and shareholders are in compliance with the laws and regulations that apply to FIEs. To the extent that you are not in compliance, disclose the non-compliance and quantify any fines and penalties that may result from non-compliance.

Management's Discussion and Analysis of Financial Condition…, page 29

50. Please address in your MD&A your required payment of RMB 2.701826 million to the Fujian Provincial Land and Resources Bureau. We note the disclosure in Note 7 to your financial statements that appears to state that as of December 27, 2010 you applied for postponed payment of this amount.

51. Expand your MD&A to address the unsecured loans from Mr. Chen Yongle and Lin Wenlong. Disclose why the company has obtained the loans, the extent to which the company has relied on the loans to meet its liquidity and capital resources, when the company intends to repay the loans, and the extent to which the company intends to

obtain loans from Messrs. Yongle and Wenlong in the future. Explain the statement in Note 9 to your financial statements which indicates that certain of those loans may be converted into shares of the company "at a condition to be renegotiated after the Company obtained approval for listing in the US capital market and also approval from the new investors, if any."

52. Address the effects on your financial position and results of operations in the event you are required to comply with your current mining license.

53. We note your discussion of the impact of various government regulations on your business in the Risk Factors section as well as your Regulations section. Please provide a description of the material effects of government regulations on your business and the effects such policies could have on your future operations.

54. We note that you temporarily closed your mining operations from April to August 2010 because you were in the process of applying for an expansion of your mining license. As you have not yet received this expanded license, please revise your disclosure to explain how you were able to resume operations in August 2010.

Net Sales, page 30

55. Disclose in more detail why you temporarily closed the plant during April to August 2010. Discuss in more details the quantitative effects of the closure on revenues. Disclose if you anticipate any future temporary closures.

Liquidity and Capital Resources, page 31

56. We note your statement that you believe your cash and cash generated from operations will satisfy your working capital needs through the remainder of this year. Please supplement your disclosure with a more detailed discussion of your anticipated capital needs in both the short and long term. Among other considerations, your discussion should touch upon the costs associated with expanding your current mining license and conducting feasibility studies to increase your coal reserves (as discussed on page 10). Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

57. Discuss the relevant regulatory limitations on remitting currencies in and out of the PRC and how you expect these limitations to affect your liquidity.

Business Experience, page 33

Xin Li, page 34

58. Please disclose Mr. Li's business activities during the time period between his director position of China National Resources Development Holdings and the time he became an officer of SGB C&C Investments Ltd.

Thomas Tze Khern Yeo, page 34

59. We note that Mr. Yeo is also an officer of Sunshine Holdings Limited. Please disclose the amount of time he is attributing to both Sunshine Holdings and your company and, if relevant, address how he is resolving any conflicts of interest with respect to his roles in both companies.

Recent Sales of Unregistered Securities, page 22

60. Please provide a more detailed cross reference to the "previously reported" sales you reference.

Financial statements for the year ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-3

61. The report of your accounting firm is dated April 12, 2010 which opines on the financial statements as of and for the year ending December 31, 2010. Please explain this discrepancy.

2. Significant Accounting Policies

(g) Property, plant and equipment, page F-10

62. We note that leasehold improvements should be depreciated over the shorter of the lease term or the useful life of the asset. Please tell us how you determined that 20 years was appropriate.

(k) Cost of Revenue, page F-11

63. Disclose what the expense for governmental charges of coal excavation represents and how it is calculated.

6. Intangible Asset, page F-17

64. It appears that based upon your disclosures that you have capitalized the total cost of the coal mining right. Further it appears that you are paying this cost in installments for the period April 2006 until April 2016. Tell us why you have capitalized this right upfront and why you are not expensing this cost when incurred and paid.

Financial Statements for the Six Months Ended June 30, 2010

Report of Independent Registered Public Accounting Firm, page F-23

65. The report of your accounting firm is dated April 12, 2010 which opines on the financial statements as of and for the interim period ended June 30, 2010. Please explain this discrepancy.

Age of Financial Statements

66. Update the financial statements and the other financial information in the filing to include the interim period ended March 31, 2010.

Financial Statements - general

67. You disclose at page 6 that you acquired 100 % of the capital stock of Dragon International Resources Group in the reverse acquisition transaction. We note that the filing includes only the separate financial statements of Yongdin Shangzhai. Please include the audited consolidated financial statements of Dragon International Resources Group.

Exhibit 99.2 Pro Forma Financial Statements

68. Please revise the all the pro forma information to include a column for pro forma adjustments to show how you arrived at the information in the "Total" column. The pro forma adjustments for the balance sheet should be presented on a gross basis to show the impact on each line item in the balance sheet.

69. Expand to the description of assumption (c) at page PF-1 to disclose the date that HK Dragon acquired Yongding Shangzhai. Also please clarify the description of assumption (d) which indicates that the acquisition consideration paid by HK is assumed to be financed by external borrowings. This seems to imply that the acquisition of Yongding Shangzhai may not have occurred yet.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via facsimile
        Clark Wilson LLP
        Attn: L.K. Larry Yen, Esq.